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Black History Month Search

welcome
TO THE
AGCC
BLACK CXFFEE
LOVE THY

INVEST IN **CXFFEEBLACK**

Honor Your Roots

CXFFEEBLACK.

EARLY BIRD TERMS: $41,116 LEFT

20

$58,884

reserved by 74 investors

1

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Cxffeeblack · Creator
Wefunder legal disclosure for more info. https://help.wefunder.com/testing-the-waters-legal-disclosure

1s ago Reply